Filed pursuant to Rule 433 Registration Statement No. 333-224523

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES NN

$1,100,000,000

44,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Bank of America Corporation 4.375% Non-Cumulative Preferred Stock, Series NN

FINAL TERM SHEET

Dated October 27, 2020

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/1,000th interest in a share of Bank of America Corporation 4.375% Non-Cumulative Preferred Stock, Series NN

Expected Ratings:	Baa3 (Moody’s) / BBB- (S&P) / BBB (Fitch)

Size:	$1,100,000,000 ($25 per Depositary Share)

Over-allotment Option: Public Offering Price:	None $25 per Depositary Share

Maturity:	Perpetual

Trade Date:	October 27, 2020

Settlement Date:	October 29, 2020 (T+2)

Dividend Rate (Non-Cumulative):	4.375%

Dividend Payment Dates:	February 3, May 3, August 3, and November 3 of each year beginning on February 3, 2021, each subject to following unadjusted business day convention

Day Count:	30/360

Business Days:	New York/Charlotte

Optional Redemption:	Anytime on or after November 3, 2025 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the preliminary prospectus supplement dated October 27, 2020 (the “Preliminary Prospectus Supplement”)

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BAC PrO”. Trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Sole Book-Runner:	BofA Securities, Inc.

Joint Lead Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC RBC Capital Markets, LLC TD Securities (USA) LLC

Co- Managers:

Keefe, Bruyette & Woods, Inc.

Raymond James & Associates, Inc.

American Veterans Group, PBC

AmeriVet Securities, Inc.

Blaylock Van, LLC

C.L. King & Associates, Inc.

Great Pacific Securities

Telsey Advisory Group LLC

CUSIP/ISIN for the Depositary Shares:	06055H400 / US06055H4002

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Preliminary Prospectus Supplement and the prospectus dated June 29, 2018) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@bofa.com.